

TERRY RODRIGUE

PROFILE

Proven leader and dedicated executive with over 30 years of organizational experience in the Civil Engineer profession. Managed and grew organizations from start up to almost 500 professionals. Ability to develop and execute strategic plans to achieve excellent results. Managed operations engaged in engineering billions of dollars in public and private infrastructure.

CONTACT

HOBBIES

Cycling
Travel
Etown Board Member

LICENCES

Professional Engineer California
Professional Engineer Colorado

EDUCATION

University of Southern California
1989 - MBA

University of Maine
1980 - BS in Civil Engineering

WORK EXPERIENCE

World Tree Technologies Inc. - COO
Jan 2022 - current

In responsible charge of all company operations including selection of farmers, supply chain development and management, tree growth and advisory services. Develops long term growth strategies in the company's current markets of the US, Canada, Mexico, Guatemala, and Costa Rica. Part of the company's executive committee and part of strategic management.

Interwest Consulting Group Inc – President and Founder
2002 – 2021

Started an engineering company and grew from one person to almost 500 professionals in 12 offices throughout Colorado, California and Nevada. Expanded services to include engineering, information technology, geographic information systems, real property services, and building and planning services among others. During this time the company won many industry awards and began a foundation to provide scholarships students in economically challenged communities. Sold and exited the company in 2021.

JR Engineering — Partner and Regional Manager
Denver Colorado 1997 – 2002

Responsible for two engineering offices within the company and on Mergers and Acquisitions. Engineering included Residential and Commercial land development infrastructure as well as highway and roadway engineering.